FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 22, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

22 July 2020

The Royal Bank of Scotland Group plc changes name to NatWest Group plc

NatWest Group plc today announces that its name has been changed from The Royal Bank of Scotland Group plc. The change of name has now been registered at Companies House in Edinburgh and is effective from today.

Trading in NatWest Group plc's ordinary shares on the London Stock Exchange under the new name and an updated ticker (NWG) will commence from Thursday, 23 July 2020. Trading in NatWest Group plc's ADRs on the New York Stock Exchange under the new name and an updated ticker (NWG) will also commence from Thursday, 23 July 2020.

Existing share certificates remain valid and no new share certificates are being issued. The International Securities Identification Number (ISIN) will not change. Any debt instruments issued in the name of The Royal Bank of Scotland Group plc will now be in the name of NatWest Group plc. The change of name does not result in any change of issuer or guarantor under any outstanding externally-issued debt instruments, including the debt instruments issued by NatWest Markets Plc (some of which are guaranteed by The Royal Bank of Scotland Group plc, which has been renamed to NatWest Group plc), NatWest Markets N.V. and National Westminster Bank Plc. No action is required on the part of any equity or debt holders with respect to their rights as an equity or debt holder.

Alison Rose, Chief Executive of NatWest Group plc, commented:

'This is a historic day for our bank as we become NatWest Group plc. Although there will be no changes to our customer brands, it's a symbolic moment for our colleagues and stakeholders.

The bank has changed fundamentally over the last decade and now is the right time to align our Group name with the brand under which the majority of our business is delivered.

While what we are called is important, it's how we do business that defines us. In these most challenging of circumstances, we have put in place extraordinary measures to support our customers, colleagues and communities throughout the COVID-19 crisis.

Further tests are sure to come. However, by establishing even deeper relationships with our customers and partners and building on the strong foundations we've put in place over the past ten years, NatWest Group will help the people, families and businesses we serve to recover, rebuild and, ultimately, thrive.

We are building a sustainable and purposeful business that champions the potential of our customers at every stage of their lives, delivers for our stakeholders and plays a positive role in our society.'

More information on the change of name will be available on our new corporate website www.natwestgroup.com which will be live shortly.

Name of contact and telephone number for queries:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

NatWest Group plc Media Relations
+44 (0) 131 523 4205

Legal Entity Identifier:

NatWest Group plc                         2138005O9XJIJN4JPN90
NatWest Markets Plc                      RR3QWICWWIPCS8A4S074
NatWest Markets N.V.                    X3CZP3CK64YBHON1LE12
National Westminster Bank Plc      213800IBT39XQ9C4CP71

Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group plc's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group plc's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NatWest Group plc. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2019 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 22 July 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary